January 27, 2020

Alexander Arrow
Chief Financial Officer
Protagenic Therapeutics, Inc.\new
149 Fifth Avenue
New York, New York 10010

       Re: Protagenic Therapeutics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 29, 2019
           File No. 000-51353

Dear Mr. Arrow:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services